Exhibit 1

BAYTEX ENERGY LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

MARCH 3, 2003

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

“M$”	thousands of Canadian dollars	“mmcf’	1,000,000 cubic feet
“MM$”	millions of Canadian dollars	“bcf’	1,000,000,000 cubic feet
“bbl”	barrels	“mcf/d”	1,000 cubic feet per day
“mbbl”	1,000 barrels	“mcfe”	1,000 cubic feet equivalent
“mmbbl”	1,000,000 barrels	“mmcf/d”	1,000,000 cubic feet per day
“bbl/d”	barrels per day	“boe”	barrels of oil equivalent
“stb”	stock tank barrels	“mboe”	1,000 barrels of oil equivalent
“mstb”	1,000 stock tank barrels	“mmboe”	1,000,000 barrels of oil equivalent
“NGL”	natural gas liquids	“boe/d”	barrels of oil equivalent per day
“mcf”	1,000 cubic feet	“m3”	cubic metre
“GJ”	gigajoule

Note:                   for the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil

In this Annual Information Form, the capitalized terms set forth below have the following meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, together with any amendments thereto and all regulations promulgated thereunder;

“API” means American Petroleum Institute;

“ARTC” means the Alberta royalty tax credit;

“Baytex” or the “Company” means Baytex Energy Ltd.;

“Common Shares” means common shares in the share capital of the Company;

“Dorset” means Dorset Exploration Ltd.;

“GAAP” means Canadian generally accepted accounting principles

“OGY” means OGY Petroleums Ltd.;

“Outtrim Report” means the independent engineering evaluation of Baytex’s crude oil and natural gas reserves prepared by Outtrim Szabo Associates Ltd. (“Outtrim”), independent oil and gas reservoir engineers of Calgary, Alberta, dated March 3, 2003 and effective December 31, 2002;

“TSX” means The Toronto Stock Exchange; and

“Triumph” means Triumph Energy Corporation.

In this Annual Information Form, references to “dollars” and “$” are to the currency of Canada, unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

Baytex Energy Ltd. (“Baytex” or the “Company”) is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in forward-looking statements made in this Annual Information Form.  Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projection” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward looking statements.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Information Form.  Among the key factors that have a direct bearing on the Company’s results of operation are the nature of the Company’s involvement in the business of exploration, development and production of oil and natural gas reserves, fluctuations in pricing of oil and natural gas, fluctuations in interest rates and the fluctuation of the exchange rate between the Canadian dollar and the United States dollar.  These and other factors are discussed herein under “Management’s Discussion and Analysis”, incorporated by reference from the Company’s 2002 Annual Report and included elsewhere in this Annual Information Form.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, investors should not place undue reliance on any such forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.  New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

THE COMPANY

Incorporation and Organization

The Company was incorporated under the ABCA on June 3, 1993.  On August 5, 1993, the Company filed Articles of Amendment to delete the private company restrictions thereunder.  On October 13, 1993, Articles of Amendment were filed to amend the Company’s capital structure to create Class A Shares and Class B Non-Voting Shares.  On October 21, 1997, the Company filed Articles of Amalgamation to amalgamate with its wholly owned subsidiary, Dorset.  On May 28, 1999, the Company filed Articles of Amendment to eliminate the Class B Shares of the Company and to change the designation of the Class A shares in the share capital of the Company from “Class A Shares” to “Common Shares”.  On January 1, 2002, the Company filed Articles of Amalgamation to amalgamate with its wholly owned subsidiaries OGY and Triumph.

Baytex has two active wholly owned subsidiaries, Baytex Exploration Ltd. and Baytex Resources Ltd., both of which were incorporated pursuant to the provisions of the ABCA.  In addition, on January 1, 2001, Baytex formed a general partnership named Baytex Energy Partnership (the “Baytex Partnership”) with both of these subsidiaries.  Each partner has contributed substantially all of its producing properties to the Baytex Partnership.  In this Annual Information Form, unless otherwise specified or the context otherwise requires, reference to the “Company" or “Baytex" includes these subsidiaries and partnership interests.

The Company’s principal office is located at Suite 2200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.  Its registered office is located at Suite 1400, 350 - 7th Ave. S.W., Calgary, Alberta, T2P 3N9.

General Development of the Company

In May of 2000, Baytex acquired all of the issued and outstanding shares of Bellator Exploration Inc. (“Bellator”), a public oil and gas company, the shares of which were listed on the TSX.  The total consideration paid by Baytex for Bellator was $39.9 million in cash and 8.8 million Baytex common shares.  The operations of Bellator were concentrated on conventional heavy oil production in western Saskatchewan.  Throughout the remainder of 2000, the Company focused its attention on the development of its new heavy oil assets drilling in excess of 270 heavy oil wells.

In May 2001, Baytex acquired all of the issued and outstanding shares of OGY, a public oil and gas company, the shares of which were listed on the TSX.  The total consideration paid by Baytex for OGY was $50.7 million in cash and 1.2 million Baytex common shares.  The operations of OGY concentrated on light oil and natural gas in central Alberta.

Also in May 2001, Baytex acquired all of the issued and outstanding shares of Triumph, a public oil and gas company, the shares of which were listed on the TSX.  The total consideration paid for Triumph was $82.3 million in cash and 4.9 million Baytex common shares.  The operations of Triumph were focused on the exploration and development of natural gas in Central Alberta and light oil and natural gas in East Central and Southern Alberta.

Additional heavy oil assets were also acquired in the Cold Lake, Alberta and Carruthers, Saskatchewan areas in three separate property acquisitions in 2001 and 2002 for total cash consideration of $73.4 million.

The Company has also executed a plan to strengthen its balance sheet over the last 18 months with the divestiture of certain light oil and natural gas assets.  This plan included the sale of light oil and natural gas assets in the fourth quarter of 2001 and first quarter of 2002 for total proceeds of $101 million and was later augmented in the first quarter of 2003 with the completion of the sale of natural gas assets in the Ferrier/O’Chiese area for proceeds of $133.3 million.

In concert with this acquisition and divestiture program, the Company has continued to execute a successful exploration and development drilling program on its natural gas assets in Alberta and on its heavy oil assets in Saskatchewan and Alberta.  This program has included the drilling of 365 (327.5 net) total wells in 2001 and 2002, that have resulted in 169 (157.8 net) oil wells, 132 (110.2 net) gas wells and 6 (4.9 net) service wells for a success rate of 84%.

In October 2002, the Company signed a five-year crude oil supply agreement with a U.S. refining company.  This agreement calls for the delivery, beginning in January 2003, of up to 16,000 bbl per day of heavy oil production at a fixed Lloyd Blend differential of 29 percent of West Texas Intermediate price.  This pricing arrangement effectively removes the additional pricing volatility associated with heavy oil on two-thirds of the corporate heavy oil production.  This contract forms part of the Company's risk management policy and will help to protect the Company's cash flow from dramatic swings in commodity prices in the future.

BUSINESS OF THE COMPANY

The Company has focused our operations in our main geographical regions by organizing our technical staff into three districts.  These districts are focused on taking advantage of the vast amount of technical and operating information that we have in our core areas to evaluate potential prospects, identify strategic acquisitions and to develop and operate our existing properties in an efficient and low-cost manner.

The following table sets forth the Company’s average daily oil and natural gas production by district for the years ended December 31, 2002 and 2001.

	Year Ended December 31,
	2002			2001
	Light Crude Oil and NGL (bbl/d)	Heavy Crude Oil (bbl/d)	Natural Gas (mmcf/d)	Light Crude Oil and NGL (bbl/d)	Heavy Crude Oil (bbl/d)	Natural Gas (mmcf/d)

Heavy Oil District	—	23,967	10.5	368	26,533	11.5
Plains District	2,124	—	43.8	3,721	—	35.5
Northern District	1,030	—	18.3	1,063	—	23.8
Total	3,154	23,967	72.6	5,152	26,533	70.8

Heavy Oil District

The Heavy Oil District includes the Company's lands in Saskatchewan and those lands in Alberta from Range 1 to 11 west of the fourth Meridian and north of Township 50.  It accounts for 66 percent of the Company’s total production.  With its low cost structure and less competitive environment, heavy oil provides Baytex with a superior return on capital investment.  The Company’s expertise in heavy oil operations has resulted in a low drilling risk, averaging a 94% drilling success rate over the last four years, as well as finding, development and operating cost that are below those of other commodities.

Baytex’s heavy oil operations consist of cold conventional production from wells with multi-zone potential.  Production is mainly from vertical and slant wells using progressive cavity pump technology to generate large volumes of sand and oil from one of the Cummings, Colony, McLaren, Waseca, Sparky, Rex and Lloydminster formations.  Production from these wells usually averages between 40 and 100 bbls per day of sour, lower gravity crude ranging from 12 to 18 API.  Once produced, the oil is trucked or pipelined to markets in Canada and the United States for upgrading into lighter grades of crude or refined into petroleum products.

After enduring the widest heavy oil differentials in history during the fourth quarter of 2001, the first quarter of 2002 saw a significant narrowing of the heavy oil price differential and the return to profitability of the Company’s heavy oil operations.  With improved heavy oil economics early in 2002, Baytex accelerated its drilling program and concurrently initiated a workover program to reactivate production that was shut-in near the end of 2001.  Focus was turned to the development of the property acquired in 2001 at Cold Lake, Alberta along with continued development of existing properties at Baldwinton, Buzzard, Lashburn, Marsden and Silverdale in Saskatchewan.

During 2002, production in the Heavy Oil District averaged 25,710 barrels of oil equivalent per day made up of 23,937 bbl per day of heavy oil and 10.5 mmcf per day of natural gas.  The Company drilled 119 (113.1 net) wells in this district resulting in 103 (97.7 Net) oil wells, 3 (2.5 net) gas wells, 2 service wells and 11 (10.9 net) dry and abandoned wells for a success rate of 91percent.  Total capital expenditures for the year were $101.6 million including property acquisitions of $41.5 million.  Total undeveloped land in the Heavy Oil District at year-end 2002 was 315,596 net acres valued independently at $25.4 million.

The Company’s pilot VAPEX (vapour extraction) project continued throughout 2002 with the injection of solvent into a low productivity heavy oil reservoir in the Carruthers, Saskatchewan area.  This research and development project is based on injecting a propane, butane and natural gas mixture into the reservoir to reduce the viscosity of the heavy oil, thereby improving both the production rate and ultimate recovery of oil from the reservoir.  To date, Baytex have seen positive results with the breakthrough of solvent at the producing wells and enhanced production rates from three barrels per day to the 25 barrels per day range.  The Company intends to continue this project throughout 2003 in order to gain further understanding on the effectiveness of this enhanced recovery technique.  If successful, this technique could significantly increase recoverable reserves at Carruthers and could also be key to unlocking additional value from several of the Company’s heavy oil reservoirs.

Heavy oil pricing has continued to be strong into the first quarter of 2003, allowing aggressive development of our heavy oil assets.  Baytex has budgeted approximately $80 million for heavy oil capital spending in 2003, including the drilling of 165 wells.  Activity will be focused on the development of our Ardmore, Alberta property along with continued infill drilling at adjacent Cold Lake, Alberta and development drilling throughout Baytex’s Saskatchewan properties.

Plains District

The Plains District includes the Company's lands in Alberta south of Township 50 and west of the fourth Meridian.  After completing the sale of light oil assets in the first quarter of 2002, Baytex focused its attention on the development of natural gas in the core areas of Ferrier/O’Chiese, Leahurst and Richdale within the Plains District.

During 2002, this district produced an average of 9,418 barrels of oil equivalent per day consisting of 43.8 million cubic feet per day of natural gas and 2,124 barrels per day of light oil and natural gas liquids.  A total of 42 (31.0 net) wells were drilled in the area resulting in one (0.4 net) oil well, 34 (23.6 net) gas wells and seven (7.0 net) dry and abandoned wells for a success rate of 83 percent.  Total capital expenditures during the year included $48.0 million in exploration and development activities and net dispositions of $52.0 million.  The Plains District contains 268,363 net undeveloped acres valued independently at $13.3 million at December 31, 2002.

The Company’s development program at Ferrier/O’Chiese included the drilling of 18 (9.3 net) wells resulting in 17 (8.9 net) gas wells and one (0.4 net) oil well.  Production in this area increased 30 percent during the year, reaching 3,300 barrels of oil equivalent per day in the first quarter of 2003.  Despite the success in this area, the opportunity to capitalize on high natural gas prices prompted the Company to pursue the sale of its assets in this area in January 2003.  This process has resulted in the sale of a majority of the producing assets in the Ferrier/O’Chiese area in March 2003 for proceeds of $133.3 million.  Baytex has retained certain exploratory lands and the relatively undeveloped Cow Lake property in this area for future exploration and development purposes.

Leahurst, a property the Company has been involved in since 1993, and Richdale continued to provide shallow natural gas development opportunities during the year.  Baytex successfully completed 11 (10.3 net) Mannville/Belly River natural gas wells and maintained production levels in excess of 16 million cubic feet per day throughout the year.  Baytex was also successful in identifying natural gas targets through the use of 3-D seismic programs.  The Company has identified a current inventory of 50 locations that can be drilled on lands in these areas.

At Bon Accord in central Alberta, Baytex has successfully identified five locations with multi-zone, natural gas potential in the Ellerslie and Sparky formations.  The Company is also pursuing low-pressure, in-fill natural gas locations in this area.  Success in these projects will better utilize the large processing and transportation infrastructure that Baytex operates in this area.

The budget for this district for 2003 includes the drilling of 40 natural gas wells, including 20 development locations in Leahurst and Richdale.  Capital spending of $40 million is planned for this district.

Northern District

The Northern District is situated in Northwestern Alberta and Northeastern British Columbia and includes all of the Company's lands north of Township 50 and west of the fifth Meridian.  Baytex’s Northern District demonstrated its ability to provide high impact gas plays during 2002 with the discovery of a Slave Point natural gas well in the Hamburg/Chinchaga area.  This discovery has been followed up with another successful well in early 2003.  The Company is planning to construct an eight million cubic feet per day gas plant in the area that is targeted to be on stream by mid-summer 2003.

During the year, the Northern District achieved average production of 4,086 barrels of oil equivalent per day including 18.3 million cubic feet per day of natural gas and 1,030 bbl per day of light oil and natural gas liquids.  Drilling in this district included 25 (23.8 net) wells resulting in one (0.5 net) oil well, 15 (14.8 net) gas wells, one (0.5 net) service well and eight (8.0 net) dry and abandoned wells for a success rate of 68 percent.  Capital expenditures in the Northern District totalled $28.9 million, including property acquisitions of $0.6 million.

At Tangent/Dawson, Baytex continues to pursue natural gas opportunities in the Bluesky and Notikewin formations.  During 2002, five (5.0 net) working interest wells were drilled in this area resulting in five natural gas wells.  Three of these wells have been tied-in to a third party natural gas facility and are producing at a combined 2.5 million cubic feet per day.  The remaining two wells will be brought on stream as soon as additional pipeline and facility capacity is available.  Baytex is also pursuing light oil opportunities in this area.  Three wells are planned for 2003 testing Slave Point, Beaverhill Lake and Granite Wash light oil targets.

The Company continued to pursue development opportunities in our mature gas producing areas at Goodfish/Lafond and Nina/Darwin in northern Alberta with eight Bluesky gas wells drilled in 2002.  These wells were tied in during the 2003 winter season, together with the drilling of six additional development wells.  These activities will successfully replace production declines in these areas in 2003 and set up further development opportunities for next winter’s program.  The Company has plans to spend $30 million in the Northern District in 2003 including the drilling of 19 wells.   The Northern District continues to focus on finding opportunities within its 597,935 net acres of undeveloped land independently valued at $37.7 million at year-end 2002.

LAND HOLDINGS

The undeveloped land holdings of the Company have been independently evaluated as at December 31, 2002, and are set forth in the following table:

	Undeveloped		Value—Net Acres
	Gross (1)	Net (2)	MM $
Heavy Oil District	323,577	315,596	25.4
Plains District	346,548	268,363	13.3
Northern District	715,063	597,935	37.7
Total	1,385,188	1,181,894	76.4

Notes:

(1)   “Gross” means the total number of acres in which the Company has an interest.

(2)   “Net” refers to the aggregate of the percentage interests of the Company in the gross acres.

OIL AND GAS WELLS

The following table summarizes Baytex’s interests as at December 31, 2002 in oil and natural gas wells which are producing or which are considered capable of production.  All significant non-producing natural gas wells are within 10 kilometres of an existing pipeline.

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	309	241	386	283	180	151	240	189
Saskatchewan	850	799	49	45	333	316	33	32
British Columbia	—	—	—	—	—	—	8	5
Total	1,159	1,040	435	328	513	467	281	226

Notes:

(1)          “Gross” refers to all wells in which Baytex owns a working interest.

(2)          “Net” refers to the aggregate of the percentage working interests of Baytex in the gross wells, before the deduction of royalties.

OIL AND GAS RESERVES

Outtrim has prepared the Outtrim Report evaluating the proved and probable additional crude oil, NGL and natural gas reserves of Baytex’s properties as of December 31, 2002.  In preparing its report, Outtrim obtained information from Baytex including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans.  Other engineering, geological or economic data required by Outtrim was obtained from public records, other operators and from Outtrim’s non-confidential files.  Outtrim did not conduct a field inspection.

The following tables, based on the Outtrim Report, show the estimates as at the dates indicated of Baytex’s crude oil, natural gas and NGL reserves and the present value of estimated future cash flow, including ARTC, for these reserves using escalated and constant prices and costs as indicated.  The present worth of estimated future cash flow is stated after provisions for estimated future capital expenditures and abandonment costs for the wells net of salvage value and prior to provision for income taxes.

CRUDE OIL AND NATURAL GAS RESERVES AND
PRESENT WORTH OF ESTIMATED FUTURE CASH FLOW

ESCALATED DOLLAR ECONOMICS

	Remaining Reserves
	Light Crude Oil		Heavy Crude Oil		Natural Gas		NGLs
Reserve Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	mstb	mstb	mstb	mstb	mmcf	mmcf	mbbl	mbbl
Proved Developed
Producing	3,144	2,830	29,372	26,054	97,805	78,599	2,880	1,973
Non-Producing	222	195	34,833	29,223	32,840	25,985	801	545
Proved Undeveloped	403	303	36,709	33,052	20,830	14,818	1,010	668
Total Proved	3,769	3,328	100,914	88,329	151,475	119,402	4,691	3,186
Probable Additional	2,344	1,991	48,942	43,143	52,061	41,793	1,508	1,020
Total Before Risk	6,113	5,319	149,856	131,472	203,536	161,195	6,199	4,206
Reduction Due to Risk	(1,172)	(995)	(24,471)	(21,571)	(26,030)	(20,896)	(754)	(510)
Total After Risk	4,941	4,324	125,385	109,901	177,506	140,299	5,445	3,696

	Present Value of Future Cash Flow Before Income Taxes Discounted at Rates of
Reserve Category	0%	10%	15%	20%
	M$	M$	M$	M$
Proved Developed
Producing	754,267	524,318	470,119	429,424
Non-Producing	502,901	238,603	187,455	153,931
Proved Undeveloped	492,632	254,201	197,069	157,181
Total Proved	1,749,800	1,017,122	854,643	740,536
Probable Additional	802,190	362,704	277,104	220,324
Total Before Risk	2,551,990	1,379,826	1,131,747	960,860
Reduction Due to Risk	(401,095)	(181,352)	(138,552)	(110,162)
Total After Risk	2,150,895	1,198,474	993,195	850,698

CONSTANT DOLLAR ECONOMICS

	Remaining Reserves
	Light Crude Oil		Heavy Crude Oil		Natural Gas		NGLs
Reserve Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	mstb	mstb	mstb	mstb	mmcf	mmcf	mbbl	mbbl
Proved Developed
Producing	3,144	2,829	29,366	25,928	97,795	78,977	2,880	1,977
Non-Producing	222	195	34,822	29,318	32,821	26,161	799	546
Proved Undeveloped	403	302	36,677	32,805	20,830	14,924	1,010	668
Total Proved	3,769	3,326	100,865	88,051	151,446	120,062	4,689	3,191
Probable Additional	2,330	1,977	48,932	42,987	52,063	42,077	1,508	1,023
Total Before Risk	6,099	5,303	149,797	131,038	203,509	162,139	6,197	4,214
Reduction Due to Risk	(1,165)	(988)	(24,466)	(21,493)	(26,031)	(21,038)	(754)	(511)
Total After Risk	4,934	4,315	125,331	109,545	177,478	141,101	5,443	3,703

	Present Value of Future Cash Flow Before Income Taxes Discounted at Rates of
Reserve Category	0%	10%	15%	20%
	M$	M$	M$	M$
Proved Developed
Producing	935,825	651,697	579,963	525,994
Non-Producing	627,470	309,531	244,459	201,133
Proved Undeveloped	646,756	352,494	278,720	226,383
Total Proved	2,210,051	1,313,722	1,103,142	953,510
Probable Additional	1,001,966	482,939	374,153	300,743
Total Before Risk	3,212,017	1,796,661	1,477,295	1,254,253
Reduction Due to Risk	(500,983)	(241,469)	(187,076)	(150,371)
Total After Risk	2,711,034	1,555,192	1,290,219	1,103,882

Notes:

(1)                                  “Gross” reserves mean the total working and royalty interest share of remaining recoverable reserves owned by the Company before deductions of royalties payable to others.

“Net” reserves mean the Company’s gross reserves less all royalties payable to others.

(2)                                  Probable additional cash flows presented in the Outtrim Report are prepared at full value assuming that the quantities and values of the forecast production are unrisked. For the purpose of determining the values presented in these tables, a risk factor of 50% has been applied to the probable additional reserves and cash flows.

(3)                                  “Proved Reserves” are those reserves estimated as recoverable under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economical and technically successful in the subject reservoir.

(a)                                  “Proved Producing Reserves” are those developed reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut in because its deliverability is not required to meet contract commitments.

(b)                                 “Proved Non-Producing Reserves” are those developed reserves that are not currently producing either due to lack of facilities and/or markets.

(c)                                  “Proved Undeveloped Reserves” are proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreages are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.

(4)                                  “Probable Additional Reserves” are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(5)                                  Price Forecast

OUTRIM SZABO ASSOCIATES LTD. PRICE FORECAST
EFFECTIVE DATE DECEMBER 31, 2002

Oil Prices

YEAR	OIL FIELD COSTS INFLATION %	EXCHANGE $CDN/$US	WTI @ Cushing $US/bbl	EDM. OIL PRICE D2S2 $/bbl	HEAVY OIL 25 API HARDISTY $bbl	HEAVY OIL 12 API HARDISTY $bbl

2003	0.0	0.640	26.00	39.73	31.23	25.73
2004	1.5	0.640	23.35	35.56	29.06	24.06
2005	1.5	0.640	21.63	32.88	26.88	22.13
2006	1.5	0.640	21.96	33.37	27.87	23.12
2007	1.5	0.640	22.29	33.87	28.37	23.62
2008	1.5	0.640	22.62	34.38	28.88	24.13
2009	1.5	0.640	22.96	34.89	29.39	24.64
2010	1.5	0.640	23.31	35.42	29.92	25.17
2011	1.5	0.640	23.66	35.95	30.45	25.70
2012	1.5	0.640	24.01	36.49	30.99	26.24

escalated oil and NGL prices at 1.5% per year thereafter

Natural Gas Prices

Alberta Plant Gate Price
YEAR	TCGSL $/mcf	PAN ALBERTA $/mcf	PRO GAS $/mcf	DIRECT $/mcf	SPOT $/mcf
2003	5.35	4.60	5.31	5.51	5.66
2004	4.82	4.22	4.79	4.95	5.07
2005	4.44	3.99	4.42	4.54	4.63
2006	4.53	4.23	4.51	4.59	4.65
2007	4.61	4.46	4.61	4.65	4.68
2008	4.72	4.72	4.72	4.72	4.72
2009	4.77	4.77	4.77	4.77	4.77
2010	4.83	4.83	4.83	4.83	4.83
2011	4.88	4.88	4.88	4.88	4.88
2012	4.94	4.94	4.94	4.94	4.94

escalated natural gas prices at 1.5% per year thereafter

(6)                                  Product prices in the constant price evaluations are based on actual prices received for oil and natural gas liquids and natural gas for December 2002.

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the Outtrim Report. In addition, operating and capital costs have not been increased on an inflationary basis.

(7)                                  ARTC varies from a maximum of 75% of $2.0 million when the oil price is below US $15 per barrel to a minimum of 25% of $2.0 million when the oil price is above US$30 per barrel. For the cash flow projection, the ARTC program was assumed to stay in place for a period of 10 years.

(8)                                  Outtrim estimates the total capital costs, including abandonment costs, net to Baytex to achieve the estimated future net proved and probable production revenues set out in the Outtrim Report are as follows:

Year	Escalated Price Case ($ millions)	Constant Price Case ($ millions)
2003	81	81
2004	64	63
2005	84	81
Thereafter	72	59
Total discounted at 0%	301	284
Total discounted at 10%	221	216
Total discounted at 15%	201	197
Total discounted at 20%	186	183

(9)                                  Cash flow is income derived from the sale of net reserves, less all capital costs, production taxes, and operating costs and before provision for income taxes and administrative overhead costs.

RECONCILIATION OF RESERVES

A reconciliation of the Company’s oil and gas reserves for the two-year period ended December 31, 2002 is set out below:

	Crude Oil and NGLS (mmbls)			Natural Gas (mmcf)
	Proved	Probable	Total	Proved	Probable	Total
December 31, 2000	105,022	48,038	153,060	98,048	30,202	128,250
Discoveries and extensions	11,049	4,054	15,103	19,705	3,421	23,126
Acquisitions	12,832	7,241	20,073	61,162	18,050	79,212
Dispositions	(7,593)	(5,809)	(13,402)	(6,527)	(1,725)	(8,252)
Revisions of prior estimates	477	(1,190)	(713)	(11,887)	(7,181)	(19,068)
Production	(11,566)	—	(11,566)	(25,848)	—	(25,848)
December 31, 2001	110,221	52,334	162,555	134,653	42,767	177,420
Discoveries and extensions	8,588	5,059	13,647	53,443	13,114	66,557
Acquisitions	6,675	2,364	9,039	1,738	447	2,185
Dispositions	(6,104)	(3,449)	(9,553)	(19,721)	(4,118)	(23,839)
Revisions of prior estimates	(107)	(3,514)	(3,621)	7,844	(149)	7,695
Production	(9,899)	—	(9,899)	(26,482)	—	(26,482)
December 31, 2002	109,374	52,794	162,168	151,475	52,061	203,536

DRILLING ACTIVITY

The following table summarizes the Company’s drilling results for the years ended December 31, 2002 and 2001.

	Year ended December 31,
	2001		2002
	Gross(1)	Net(2)	Gross(1)	Net(2)
Oil	106	99.6	63	58.2
Natural Gas	51	39.9	81	70.3
Service	3	2.5	3	2.4
Dry & Abandoned	26	25.9	32	28.7
Total	186	167.9	179	159.6

Notes:

(1)                                  “Gross” refers to all wells in which the Company has either a working interest or a royalty interest.

(2)                                  “Net” refers to the aggregate of the percentage working interests of the Company in the gross wells, before the deduction of royalties.

HISTORY

The following tables show the Company’s average working interest sales volume before deduction of royalties payable to others, average netbacks received and net oil and gas capital expenditures incurred for each of the last eight fiscal quarters and the years then ended:

Average Daily Sales

	Three Months Ended
	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Total
Light/medium crude oil and NGL (bbl/d)	2,909	2,999	2,904	3,818	3,154
Heavy crude oil (bbl/d)	25,009	23,504	24,498	22,838	23,967
Total crude oil and NGL (bbl/d)	27,918	26,503	27,402	26,656	27,121

Natural gas (mmcf/d)	71.8	71.3	73.3	73.7	72.6

	Three Months Ended
	Dec 31, 2001	Sept 30, 2001	June 30, 2001	Mar 31, 2001	Total
Light/medium crude oil and NGL (bbl/d)	5,808	6,077	4,782	3,911	5,152
Heavy crude oil (bbl/d)	24,528	29,078	26,545	25,970	26,533
Total crude oil and NGL (bbl/d)	30,336	35,155	31,327	29,881	31,685

Natural gas (mmcf/d)	75.9	78.2	71.3	57.6	70.8

Crude Oil and NGL Operating Netbacks ($ per bbl)

	Three Months Ended
	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Total
Sales revenue(1)	25.72	29.00	26.54	23.46	26.19
Royalties(2)	(3.80)	(4.90)	(3.84)	(3.03)	(3.89)
Operating costs(3)	(6.11)	(5.98)	(5.84)	(5.96)	(5.97)
Operating Netback	15.81	18.12	16.86	14.47	16.33
Crude oil prices
Light/medium crude oil and NGL	37.67	37.36	34.53	27.58	33.86
Heavy crude oil	26.09	31.03	26.64	21.58	26.39

	Three Months Ended
	Dec 31, 2001	Sept 30, 2001	June 30, 2001	Mar 31, 2001	Total
Sales revenue(1)	15.31	23.98	18.01	16.30	18.63
Royalties(2)	(1.61)	(3.85)	(2.31)	(2.17)	(2.53)
Operating costs(3)	(5.74)	(5.72)	(6.15)	(5.55)	(5.79)
Operating Netback	7.96	14.41	9.55	8.58	10.31
Crude oil prices
Light/medium crude oil and NGL	25.41	35.37	37.53	38.65	33.65
Heavy crude oil	10.39	23.75	16.77	14.62	16.69

Notes:

(1)          After inclusion of financial derivative contracts.

(2)          After inclusion of ARTC.

(3)          Operating costs are expenses incurred in the operation of producing properties and include items such as field staff salaries, power, fuel, chemicals, repairs and maintenance, property taxes, processing and treating fees, overhead fees and other costs.

Natural Gas Operating Netbacks ($ per mcf)

	Three Months Ended
	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Total
Sales revenue(1)	5.22	3.65	3.79	3.44	4.03
Royalties(2)	(1.04)	(0.71)	(0.64)	(0.68)	(0.77)
Operating costs(3)	(0.62)	(0.61)	(0.60)	(0.60)	(0.61)
Operating Netback	3.56	2.33	2.55	2.16	2.65

	Three Months Ended
	Dec 31, 2001	Sept 30, 2001	June 30, 2001	Mar 31, 2001	Total
Sales revenue(1)	3.09	3.35	5.11	6.83	4.42
Royalties(2)	(0.60)	(0.75)	(1.48)	(1.85)	(1.11)
Operating costs(3)	(0.69)	(0.70)	(0.56)	(0.57)	(0.64)
Operating Netback	1.80	1.90	3.07	4.41	2.67

Notes:

(1)          After inclusion of financial derivative contracts.

(2)          After inclusion of ARTC.

(3)          Operating costs are expenses incurred in the operation of producing properties and include items such as field staff salaries, power, fuel, chemicals, repairs and maintenance, property taxes, processing and treating fees, overhead fees and other costs.

Net Oil and Gas Capital Expenditures ($000’s)

	Three Months Ended
	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Total
Exploration and land (including drilling)	7,346	6,522	5,857	8,960	28,685
Development	25,052	20,705	23,941	28,619	98,317
Other	2,100	2,574	2,712	1,947	9,333
Acquisitions, net of dispositions	32,748	471	3,277	(46,363)	(9,867)
	67,246	30,272	35,787	(6,837)	126,468

	Three Months Ended
	Dec 31, 2001	Sept 30, 2001	June 30, 2001	Mar 31, 2001	Total
Exploration and land (including drilling)	3,453	6,968	11,981	14,154	36,556
Development	14,459	23,396	25,510	27,950	91,315
Other	1,840	2,137	2,080	1,961	8,018
Acquisitions, net of dispositions	(51,716)	705	291,270	(295)	239,964
	(31,964)	33,206	330,841	43,770	375,853

FUTURE COMMITMENTS

At December 31, 2002, the Company had in place contracts for the following:

	Period	Volume	Price	Index
Oil
Price collar	Calendar 2003	2,500 bbl/d	US$20.00 – $26.05	WTI
Price collar	Calendar 2003	5,000 bbl/d	US$20.00 – $26.60	WTI
Price collar	Calendar 2003	2,500 bbl/d	US$20.00 – $27.00	WTI

	Period	Amount	Exchange Rate
Foreign currency swap	January 1998 to December 2005	US$315,000 per month	CAD/USD $1.4228

In October 2002, the Company entered into a long-term crude oil supply contract with a third party that requires the delivery of 20,000 barrels per day of Lloydminster Blend crude oil at a price fixed at 71 percent of NYMEX WTI oil price.  The contract is for an initial term of five years commencing January 1, 2003.  The volumes contracted under this contract will increase from 9,000 barrels per day in January 2003 to 20,000 barrels per day in October 2003 and thereafter.

For the period November 1, 2002 to October 31, 2003, the Company has entered into natural gas sales contracts with third parties for 15,000 GJ per day for fixed prices averaging $5.35 per GJ and 10,000 GJ per day of collar contracts with prices between $4.20 per GJ and $7.22 per GJ.

DIRECTORS AND OFFICERS OF BAYTEX

The name, municipality of residence and principal occupation during the last five years of each of the directors and senior officers of Baytex are as follows:

Name and Municipality of Residence	Positions Held (6)(7)	Principal Occupation During Last Five Years
John A. Brussa(1)(2)(4)(5) Calgary, Alberta	Director	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors

W.A. Blake Cassidy(1)(2)(5) Calgary, Alberta	Director	Retired Banker

Raymond T. Chan Calgary, Alberta	Senior Vice-President, Chief Financial Officer and Director	Senior Vice-President of Baytex since October, 1998; prior thereto Senior Vice-President and Chief Financial Officer of Tarragon Oil and Gas Limited

Frederic C. Co1es(3) (4) (5) DeWinton, Alberta	Director	Independent Businessman since April 1, 2002; prior thereto Executive Chairman, Applied Terravision Systems Ltd.

Dennis L. Nerland (1) (5) Calgary, Alberta	Director	Partner, Shea Nerland Calnan, Barristers and Solicitors

Dale O. Shwed(2)(3)(8) Calgary, Alberta	President, Chief Executive Officer and Director	President of Baytex

Ralph W. Gibson Calgary, Alberta	Vice-President, Marketing

Vice-President, Marketing of Baytex since September, 2001; prior thereto Vice-President, Crude Oil of Canpet Energy Group Inc. since November 2000; prior thereto Vice-President, Marketing, Ranger Oil Limited since September 1997

Daniel B. Horner Calgary, Alberta	Vice-President, Land

Vice-President, Land of Baytex since January, 2000; prior thereto Land Manager and Solicitor of Baytex since March, 1999; prior thereto Solicitor and Senior Landman of Amber Energy Inc. (and its successor, AEC Oil & Gas) since December, 1997

John G. Leach Calgary, Alberta	Vice-President, Finance and Administration	Vice-President, Finance and Administration of Baytex since October, 1998; and prior thereto Treasurer of Baytex since December, 1996

S. Dale McAuley Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of Baytex

Richard W. Naden Calgary, Alberta	Vice-President, Production	Vice-President, Production of Baytex

Name and Municipality of Residence	Positions Held (6)(7)	Principal Occupation During Last Five Years

Garry J. Wasylycia Calgary, Alberta	Vice-President, Exploration	Vice-President, Exploration of Baytex since July, 1998; and prior thereto Senior Geologist of Baytex since May, 1996

Shannon M. Gangl Calgary, Alberta	Secretary	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors since January, 1999; prior thereto Associate, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors

Notes:

(1)                                  Member of the Audit Committee.

(2)                                  Member of the Compensation Committee.

(3)                                  Member of the Environmental Management Committee.

(4)                                  Member of the Corporate Governance Committee.

(5)                                  Member of the Reserve Committee.

(6)                                  The following individuals were initially appointed or elected directors of Baytex on the following dates: Mr. Shwed (June 3, 1993), Mr. Cassidy (February 8, 1994), Mr. Brussa (October 8, 1997), Mr. Coles (May 26, 1998) and Mr. Chan (October 5, 1998).  Mr. Nerland was a director of Baytex from October, 1993 to October, 1997, when he resigned in connection with the business combination with Dorset.  Mr. Nerland was re-elected as a director on May 26, 1998.

(7)                                  The directors will hold office until the next annual meeting of holders of Common Shares or until their successor is duly elected or appointed, unless their office is earlier vacated in accordance with the Company’s By-Laws.

(8)                                  Mr. Shwed was a director of Echelon Energy Inc., a private company incorporated under the ABCA.  In September 1999, a receiver manager was appointed over the assets of Echelon.

As at March 3, 2002, the directors and senior officers of Baytex, as a group, beneficially owned, directly or indirectly, 1,243,122 Common Shares constituting approximately 2.3 percent of the issued and outstanding Common Shares.

Some of the directors and officers of the Company are directors and officers of other private and public companies.  Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise.  Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the ABCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Company.

PERSONNEL

As at December 31, 2002, Baytex had 143 employees.

DIVIDEND RECORD

Baytex has not declared or paid any dividends on its Common Shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Common Shares in the near future.  Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of Baytex’s earnings, financial requirements and other conditions existing at such future time.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the trading symbol “BTE”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2002 and 2001.  Per barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Corporate Strategy

As a mid-sized public Canadian oil and gas producer, Baytex focuses its attention on the low-cost development and production of its heavy oil and natural gas assets in the Western Canadian Sedimentary Basin.   The Company emphasizes the full-cycle exploration and development activity targeting operated, high working interest, heavy oil and natural gas reserves that can be discovered and produced quickly at a below average cost.  Baytex enhances this activity with the strategic acquisition of corporations and individual properties that contain assets that are complementary to the Company’s existing assets and, more importantly, provide significant development potential.

2002 Overview

During the past year, Baytex focused on financial stability.  A strategic divestiture program that began in the fourth quarter of 2001 and continued through the first quarter of 2002 significantly strengthened Baytex’s financial position.  The focus on financial stability continued throughout 2002 with a conservative capital-spending program that emphasized financial discipline, while successfully positioning the Company for future production growth.  Exploration and development spending was enhanced by the key acquisition of heavy oil assets at Ardmore, Alberta in the fourth quarter.  This acquisition provides significant heavy oil development opportunities for 2003 and beyond.  In addition to the Ardmore purchase, the signing of a five-year heavy oil supply agreement with a U.S. – based refining company further highlighted the Company’s commitment to heavy oil.  Commencing in 2003, this agreement allows Baytex to sell the majority of its heavy oil production at a fixed differential to benchmark West Texas Intermediate (“WTI”) price, thereby significantly reducing the added volatility of the Company’s cash flow from its heavy oil production.

Production

The Company’s average production for fiscal 2002 decreased by 10 percent to 39,214 barrels of oil equivalent per day from 43,488 barrels of oil equivalent per day for fiscal 2001.  This decrease was the result of property dispositions that occurred in the fourth quarter of 2001 and the first quarter of 2002 along with a decrease in capital spending on heavy oil in the last half of 2001.

Light oil production decreased 39 percent to 3,154 barrels per day during 2002 from 5,152 barrels per day in 2001.  Heavy oil production during 2002 decreased by 10 percent to 23,967 barrels per day from 26,533 barrels per day during fiscal 2001. Natural gas production for 2002 increased by 2 percent to 72.6 million cubic feet per day compared to 70.8 million cubic feet per day for the prior year.

Production by Area	Conventional Oil and NGLs	Heavy Oil	Natural Gas	Barrels of Oil Equivalent
	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)
2002
Heavy Oil District	—	23,967	10.5	25,710
Plains District	2,124	—	43.8	9,418
Northern District	1,030	—	18.3	4,086
Total Production	3,154	23,967	72.6	39,214

2001
Heavy Oil District	368	26,533	11.5	28,813
Plains District	3,721	—	35.5	9,192
Northern District	1,063	—	23.8	5,483
Total Production	5,152	26,533	70.8	43,488

Revenue

Petroleum and natural gas sales for 2002 increased by 11 percent to $365.9 million from $329.7 million for fiscal 2001.  Benchmark WTI crude oil averaged US$26.08 per barrel for 2002, representing a one percent increase over the US$25.90 per barrel for 2001.  Correspondingly, Baytex’s light oil and NGLs price increased to $33.86 per barrel from $33.65 per barrel.  The Company’s heavy oil price increased 58 percent to $26.39 per barrel from $16.69 per barrel, as heavy oil differentials decreased from 2001 with Baytex’s heavy oil receiving 66 percent of the Canadian par crude price during fiscal 2002 compared to 43 percent in 2001.  Natural gas prices were 11 percent lower in 2002 averaging $3.94 per thousand cubic feet compared to $4.42 per thousand cubic feet during the previous year.  Overall, after accounting for financial derivative contracts, Baytex averaged $25.56 per barrel of oil equivalent for 2002 production, a 23 percent increase from $20.77 per barrel of oil equivalent received in the prior year.

For 2002, light oil revenue decreased 38 percent over 2001, as production decreased 39 percent while wellhead prices were consistent.  Revenue from heavy oil increased 43 percent as the 10 percent decreased in production was offset by the 58 percent increase in wellhead prices.  Natural gas revenue decreased nine percent as production increased two percent and wellhead prices declined by 11 percent.

Gross Revenue Analysis	2002		2001
	$000s	$/Unit	$000s	$/Unit
Oil Revenue (barrels)
Light oil	38,985	33.86	63,288	33.65
Heavy oil	230,874	26.39	161,681	16.69
Derivative contract loss	(10,622)	(1.07)	(9,513)	(0.82)
Total oil revenue	259,237	26.19	215,456	18.63

Natural gas revenue (mcf)	104,284	3.94	114,244	4.42
Derivative contract gain	2,339	0.09	—	—
Total natural gas revenue	106,623	4.03	114,244	4.42

Total revenue (boe @ 6:1)	365,860	25.56	329,700	20.77

Royalties

Total royalties increased two percent to $58.9 million for the year ended December 2002 from $57.8 million for the same period last year due to an increase in revenue and an increase in heavy oil royalty rates.  The overall royalty rate for 2002 was 15.7 percent of sales compared to 17 percent of sales for fiscal 2001.  The decrease in the overall royalty rate resulted from the sale of properties at the end of 2001 and in the first quarter of 2002 that carried a higher royalty burden.  In 2002, royalties were 16.7 percent of sales for light oil (2001 – 19.1 percent), 13.9 percent for heavy oil (2001 – 10.6 percent) and 19.5 percent for natural gas (2001 – 25.1 percent).

Operating Expenses

Operating expenses for 2002 decreased 10 percent to $75.2 million from $83.4 million during the previous year.  This decrease is attributable to a 10 percent decrease in overall production.  For 2002, operating expenses by product were $5.83 per barrel of light oil, $5.99 per barrel of heavy oil and $0.61 per thousand cubic feet of natural gas.  In comparison, operating expenses by product for 2001 were $6.82 per barrel of light oil, $5.59 per barrel of heavy oil and $0.64 per thousand cubic feet of natural gas.  Overall operating expenses were consistent on a unit basis at $5.26 per barrel of oil equivalent during 2002 and 2001.

Operating Netbacks

	Conventional oil & NGLs ($/bbl)		Heavy Oil ($/bbl)		Total Oil & NGLs ($/bbl)		Natural Gas ($/mcf)		BOE ($/boe)
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Sales price	33.86	33.65	26.39	16.69	27.26	19.45	3.94	4.42	26.14	21.37
Royalties	(5.67)	(6.44)	(3.66)	(1.77)	(3.89)	(2.53)	(0.77)	(1.11)	(4.12)	(3.64)
Operating costs	(5.83)	(6.82)	(5.99)	(5.59)	(5.97)	(5.79)	(0.61)	(0.64)	(5.26)	(5.26)
Net revenue	22.36	20.39	16.74	9.33	17.40	11.13	2.56	2.67	16.76	12.47

Note: Sales prices in this table are before the loss/gain recognized on financial derivative contracts.

General and Administrative Expenses

General and administrative expenses, after capitalization, increased to $6.7 million for 2002 compared to $5.3 million for 2001.  On a per unit of production basis, these expenses increased during 2002 to $0.47 per barrel of oil equivalent from $0.33 per barrel of oil equivalent in 2001.  This increase was due to increased staff levels associated with the Company’s 2001 corporate acquisitions.  In accordance with the full cost accounting policy, $6.7 million of expenses were capitalized in 2002 compared to $5.3 million in 2001.

General and Administrative Expenses	2002	2001
($ thousands)
Gross corporate expense	19,328	16,504
Operator’s recoveries	(5,842)	(5,980)
Subtotal	13,486	10,524
Capitalized expense	(6,743)	(5,262)
Net expense	6,743	5,262

Interest Expense

For the year ended December 31, 2002, interest expenses decreased to $25.2 million from $32.9 million for the prior year.  Average debt levels decreased from $388.8 million in 2001 to $336.9 million in 2002.  Interest expense was further reduced by interest rate swap agreements that the Company negotiated in December 2001.  These swaps were settled during the third quarter of 2002 for total proceeds of $14.1 million, which is being amortized as a reduction of interest expense.  This amortization reduces the effective interest rate of the Company's senior secured notes from 7.23 percent to 5.7 percent until November 2004 and the senior subordinated notes form 10.5 percent to 9.2 percent until February 2006.

Depletion and Depreciation

Depletion and depreciation, before ceiling test considerations, decreased to $106.8 million for 2002 compared to $132.9 million for 2001. The decrease is due to lower production and the ceiling test write-down taken at year-end 2001.  On a unit of production basis, the provision for 2002 was $7.46 per barrel of oil equivalent compared to $8.37 per barrel of oil equivalent for last year.

Due to wide heavy oil differentials at year-end 2001, the Company incurred a $131.3 million ceiling test write-down (net of $103.2 million of future income taxes).  This amount was recognized as additional depletion and depreciation for the year ended December 31, 2001.

Site Restoration Costs

Site restoration costs for 2002 decreased to $2.8 million from $3.9 million last year due to lower production and property dispositions. On a unit of production basis, the provision for 2002 was $0.20 per barrel of oil equivalent compared to $0.25 per barrel of oil equivalent for the previous year.

Foreign Exchange

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) amended accounting standard with respect to foreign currency translation.  The amended standard eliminates the practice to defer and amortize foreign exchange gains and losses on long-term monetary items.  As a result, all foreign exchange gains and losses on long-term monetary items are now recognized in earnings based on the exchange rates at the end of the reporting periods.  The amended standard also requires that prior years’ comparative figures be restated to comply with the new standard.

The foreign exchange gain for the year ended December 31, 2002 was $2.7 million compared to a loss of $16.3 million for the last year. The 2002 gain is based on the translation of the Company’s U.S. dollar denominated long-term debt at 0.6331 at December 31, 2002 compared to 0.6279 at December 31, 2001. The 2001 loss is based on the translation of the U.S. dollar denominated senior secured notes at 0.6279 at December 31, 2001 compared to 0.6660 at December 31, 2000 along with the senior subordinated notes translated at 0.6279 at December 31, 2001 compared to 0.6582 on February 13, 2001 when the notes were issued.

Income Taxes

Current tax expenses were $9.7 million for 2002 compared to $7.1 million in 2001.  The current tax expenses are comprised of $8.1 million of Saskatchewan Capital Tax and $1.6 million of Large Corporation Tax, compared to $6.1 million and $1.0 million, respectively, for the prior year.  Saskatchewan Capital Tax has increased as higher commodity prices have resulted in higher revenues earned in Saskatchewan.

The fiscal 2002 provision for future income taxes was $38 million compared to recovery of $107.3 million for the prior year.  The increase in future income taxes was the result of higher corporate earnings in 2002 due to increased commodity prices.  Future income taxes for 2001 included a $103.2 million recovery associated with the year-end ceiling test write-down.

Canadian Tax Pools	December 31, 2002
($ thousands)
Cumulative Canadian Exploration Expense	123,000
Cumulative Canadian Development Expense	127,000
Cumulative Canadian Oil and Gas Property Expense	59,000
Undepreciated Capital Cost	150,000
Total tax pools	459,000

Cash Flow from Operations

Cash flow from operations for the year ended December 31, 2002 increased 33 percent to $191.1 million from $144.1 million for the previous year, as a result of higher field netbacks.  Field netbacks increased from 2001 due to higher oil prices.  On a barrel of oil equivalent basis, cash flow from operations was $13.35 for 2002 compared to $9.07 for 2001.

Cash Flow Netbacks	2002		2001
	$/boe	Percent	$/boe	Percent
Production revenue	26.14	100	21.37	100
Derivative contract loss	(0.57)	(2)	(0.60)	(3)
Royalties	(4.12)	(16)	(3.64)	(17)
Operating expenses	(5.26)	(20)	(5.26)	(25)
Field netbacks	16.19	62	11.87	55
General and administrative expenses	(0.47)	(2)	(0.33)	(1)
Interest expense	(1.69)	(6)	(2.02)	(9)
Current income taxes	(0.68)	(3)	(0.45)	(2)
Cash flow netbacks	13.35	51	9.07	43

Capital Expenditures

Total exploration and development expenditures for 2002 were $136.3 million, which is consistent with $135.9 million for 2001.  Overall net capital expenditures decreased 66 percent to $126.5 million in 2002 from $375.9 million in 2001.  Two corporate acquisitions were completed in the prior year, which accounted for $249.1 million of the 2001expenditures.

Capital Expenditures	2002	2001
($ thousands)
Land	13,834	11,494
Seismic	8,183	7,242
Drilling and completions	81,862	71,928
Equipment	24,507	37,206
Other	7,949	8,019
Total exploration and development	136,335	135,889
Corporate acquisitions	—	249,152
Property acquisitions	45,713	53,394
Dispositions	(55,580)	(62,582)
Net capital expenditures	126,468	375,853

Liquidity and Capital Resources

At December 31, 2002, total net debt (including working capital) was $362.8 million compared to $379.1 million at December 31, 2001.  The decrease in total debt at the end of 2002 was the result of cash flow from operations exceeding capital spending, proceeds from property dispositions, and proceeds received on the settlement of the interest rate swaps. The U.S. dollar denominated senior secured notes and senior subordinated notes decreased by a combined $2.7 million as a result of foreign exchange gains.

The Company’s debt structure consists of three main components.  The first component is the Company’s senior credit facilities.  At year-end, the Company had undrawn bank facilities with a total commitment of $77 million.  These facilities are provided by a syndicate of Chartered Banks and are limited by a total senior funded debt-borrowing base of $165 million.  Total senior funded debt is defined to include the Company’s senior secured term notes. Effective January 1, 2002, the CICA’s Emerging Issues Committee issued an abstract giving guidance on disclosure of callable debt obligations.  Specifically, the abstract requires the classification of borrowings under a 364-day revolving credit facility as current liabilities.  The Company’s bank loans are structured under this type of credit facility and, as such, the comparative balance at December 31, 2001 has been reclassified to current liabilities.

The second component is the senior secured notes, which are due November 2004.  These senior secured notes are governed by certain financial covenants, measured at the end of each fiscal quarter.  The principal covenants are:  (i) consolidated tangible net worth not to be less than $200 million, excluding accounting ceiling test write-down (such net worth was $529 million as at December 31, 2002); (ii) consolidated total debt not to exceed 300 percent of consolidated cash flow (such ratio was 145 percent as at December 31, 2002); and (iii) consolidated cash flow not to be less than 400 percent of consolidated interest expense (such ratio was 892 percent as at December 31, 2002).

The final component is the U.S.$150 million senior subordinated notes.  These notes were issued in February 2001 and have a 10-year term.  The notes bear interest at 10.5 percent payable semi-annually, are unsecured and have no financial maintenance covenants.

Baytex believes that cash flow generated from its operations, together with existing capacity under the bank facilities, will be sufficient to finance current operations and planned capital expenditures for the next year.  The timing of most of the Company’s capital expenditures is discretionary and there are no material long-term capital expenditure commitments.

Risk and Risk Management

The exploration for and the development, production and marketing of petroleum and natural gas involves a wide range of business and financial risks, some of which are beyond the Company’s control.  Included in these risks are the uncertainty of finding new reserves, the fluctuations of commodity prices, the volatile nature of interest and foreign exchange rates, and the possibility of changes to royalty, tax and environmental regulations.  The petroleum industry is highly competitive and Baytex competes with a number of other companies, many of which have greater financial and personnel resources.

The business risks facing Baytex are mitigated in a number of ways.  Geological, geophysical, engineering, environmental and financial analyses are performed on new exploration prospects, development projects and potential acquisitions to ensure a balance between risk and reward.  Baytex’s ability to increase its production, revenues and cash flow depends on its success in not only developing its existing properties but also in acquiring, exploring for and developing new reserves and production and managing those assets in an efficient manner.

Despite best practice analysis being conducted on all projects, there are numerous uncertainties inherent in estimating quantities of proved petroleum and natural gas reserves, including future oil and natural gas prices, engineering data, projected future rates of production and the timing of future expenditures.  The process of estimating petroleum and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries.  An independent engineering firm evaluates Baytex’s properties annually to determine a fair estimate of reserves.  The Reserves Committee of the Board of Directors assists the Board in their annual review of the reserve estimates.

The provision for depletion and depreciation in the financial statements and the ceiling test are based on proved reserve estimates.  If future significant revisions are necessary that reduce previously estimated reserve quantities, it could result in a full cost accounting write-down or material changes to the annual rate of depletion and depreciation.

The financial risks that Baytex is exposed to as part of the normal course of its business are managed with various financial derivative instruments, in addition to fixed-price physical delivery contracts.  The use of derivative instruments is governed under formal policies and subject to limits established by the Board of Directors.  Derivative instruments are not used for speculative or trading purposes.

The Company’s financial results can be significantly affected by the prices received for petroleum and natural gas production as commodity prices fluctuate in response to changing market forces.  This pricing volatility is expected to continue.  As a result, Baytex has a risk management program that may fix the prices of oil and natural gas on a percentage of the total expected production volume.  The objective is to lock in prices on a portion of the Company’s future production to decrease exposure to market volatility and ensure the Company’s ability to finance its capital program. The Company recognizes gains or losses on financial derivative contracts as oil and natural gas production revenue when the associated production occurs.

Baytex’s financial results are also impacted by fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and, to a large extent, natural gas prices are based on reference prices denominated in US dollars, while the majority of expenses are denominated in Canadian dollars.  The exchange rate also impacts the valuation of the Company US dollar denominated term notes.  The related foreign exchange gains and losses are included in net income.

Baytex is exposed to changes in interest rates as the Company’s banking facilities are based on our lenders’ prime lending rate and short-term Bankers’ Acceptance rates.  In December 2001, the Company entered into interest rate swap contracts converting the fixed rate on the US denominated term notes to a floating rate reset quarterly based on the three-month LIBOR rate.  During 2002, the Company terminated all outstanding interest rate swap agreements for total proceeds of $14.1 million.  This amount has been deferred and is being amortized as a reduction of interest expense over the original terms of the agreements.  There is no plan at this time to fix the exchange rate on any of Baytex’s long-term borrowings.

The Company’s current position with respect to its financial derivative contracts is detailed in Note 12 of the Consolidated Financial Statements, which are attached as Schedule A to this Annual Information Form.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make judgements and estimates that affect the financial results of the Company.  These critical estimates are discussed below.

Oil And Gas Accounting                   Baytex follows the full-cost accounting guideline to account for its crude oil and natural gas properties.  Under this method, all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre.  These capitalized costs, along with estimated future development costs, are depleted and depreciated on a unit of production basis using estimated proven petroleum and natural gas reserves.  Unit of production calculations are also used in the determination of the site restoration expense.  By their inclusion in the unit of production calculation, reserve estimates are a significant component of the calculation of depletion and depreciation and site restoration expense.

Independent engineers engaged by the Company use all available geological, reservoir, and production performance data to prepare the reserve estimates.  These estimates are reviewed and revised, either upward or downward, as new information becomes available.  Revisions are necessary due to changes in assumptions based on reservoir performance, prices, economic conditions, government restrictions and other relevant factors.  If reserve estimates are revised downward, net income could be affected by increased depletion and depreciation and site restoration expense.

Impairment of Petroleum and Natural Gas Assets                       Companies that use the full-cost method of accounting for oil and natural gas operations are required to perform a ceiling test each quarter that calculates a limit for the net carrying cost of petroleum and natural gas assets.  The ceiling test calculation utilizes and holds constant the prices and costs in effect at the end of the period.  An estimate is made of the ultimate recoverable amount from future net revenues using proved reserves and period end prices, plus the net costs of major development projects and unproved properties, less future removal and site restoration costs, overhead, financing costs and income taxes.  The calculation of future net revenues in the ceiling test can be significantly impacted by fluctuations in any of these estimates.  An impairment loss is recognized if the amount calculated under the ceiling test is less than the carrying costs of the Company’s petroleum and natural gas assets and can result a significant loss for a particular period.

New Accounting Pronouncements

In November 2002, the CICA amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003.

The CICA has amended the Handbook sections dealing with cash flow statements and earnings per share to restrict the disclosure of cash flow per share amounts in the financial statements.  Under the amended standard, effective January 1, 2003, companies are no longer be permitted to disclose cash flow per share amounts on either the face of the cash flow statement or in the notes to the financial statements.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations.  This standard requires recognition of a liability at discounted fair value for the future abandonment and reclamation associated with the petroleum and natural gas properties.  The fair value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life.  The liability accretes until the date of expected settlement of the retirement obligations.  The new standard is effective for all fiscal years beginning on or after January 1, 2004.  Baytex is currently assessing the impact the adoption of this new standard will have on the consolidated financial statements.

Quarterly Information

Financial (unaudited)	2002				2001
($ thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	100,590	94,633	91,507	79,130	64,327	101,689	84,454	79,230
Cash flow from operations	53,116	48,637	49,208	40,125	24,353	46,330	35,770	37,617
Per share basic	1.00	0.93	0.95	0.77	0.47	0.89	0.74	0.82
Per share diluted	0.99	0.91	0.93	0.76	0.47	0.87	0.72	0.80
Net income (loss)	12,791	3,687	21,354	7,304	(141,371)	(4,626)	10,583	(1,693)
Per share basic	0.24	0.07	0.41	0.14	(2.71)	(0.09)	0.22	(0.04)
Per share diluted	0.24	0.07	0.40	0.14	(2.71)	(0.09)	0.21	(0.04)
Production

Conventional oil and NGLs (bbls/d)	2,909	2,999	2,904	3,818	5,808	6,077	4,782	3,911
Heavy oil (bbls/d)	25,009	23,504	24,498	22,838	24,528	29,078	26,545	25,970
Total oil and NGLs (bbls/d)	27,918	26,503	27,402	26,656	30,336	35,155	31,327	29,881
Natural gas (mmcf/d)	71.8	71.3	73.3	73.7	75.9	78.2	71.3	57.6
Barrels of oil equivalent (boe/d @ 6:1)	39,890	38,391	39,625	38,948	42,990	48,187	43,201	39,483
Average Prices

WTI oil (US$/bbl)	28.15	28.27	26.25	21.64	20.43	26.49	27.96	28.73
Edmonton par oil ($/bbl)	42.81	44.02	40.40	33.51	31.00	40.37	42.19	43.00
BTE light oil ($/bbl)	37.67	37.36	34.53	27.58	25.41	35.37	37.53	38.65
BTE heavy oil ($/bbl)	26.09	31.03	26.64	21.58	10.39	23.75	16.77	14.62
BTE total oil ($/bbl)	27.30	31.75	27.47	22.44	13.27	25.76	19.94	17.77
BTE natural gas ($/mcf)	5.29	3.33	3.94	3.19	3.09	3.35	5.11	6.83
BTE oil equivalent ($/boe)	28.64	28.10	26.29	21.39	14.82	24.23	22.88	23.41
Share Trading Information
BTE – TSX
High ($)	8.92	8.40	8.45	6.89	5.25	11.50	13.55	14.84
Low ($)	6.65	5.65	6.35	3.95	3.00	4.64	9.60	9.00
Close ($)	8.48	7.59	7.20	6.85	4.37	4.80	9.80	12.15
Average daily volume	296,000	164,000	293,000	270,000	455,000	156,000	203,000	191,000

CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of the Company's United States Form 40-F, an evaluation was performed under the supervision and with the participation of Baytex’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.  There have been no significant changes in Baytex’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

SELECTED FINANCIAL INFORMATION

Summary of Operating Results

The following table sets forth selected financial information of the Company for the three years ended December 31, 2002.

	Year Ended December 31
(M$, except per share amounts)	2002	2001	2000

Revenue	365,860	329,700	286,226
Cash flow from operations	191,086	144,070	155,326
Per share basic(2)	3.65	2.91	3.68
Per share diluted(3)	3.59	2.87	3.58
Net income (loss)	45,136	(137,107)	41,682
Per share basic(2)	0.86	(2.77)	0.99
Per share diluted(3)	0.85	(2.77)	0.93
Capital expenditures, net	126,468	375,853	388,052
Other Working capital (deficiency)	(35,798)	24,861	(42,374)
Long-term debt and bank loans	326,977	403,922	213,883
Total assets	997,760	967,046	829,997

Note:

(1)                                  There were no extraordinary items included in net income for the three-year period ended December 31, 2002.

(2)                                  Net income per share was calculated using the weighted average number of Common Shares outstanding.

(3)                                  Assumes exercise of employee and other stock options and all other convertible securities on their dates of issue.

INDUSTRY CONDITIONS

Regulation

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. Baytex does not expect that any of these controls or regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size.

Crude oil and natural gas located in Alberta, Saskatchewan and British Columbia are owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas under leases, licenses and permits with terms generally varying from two years to five years and on conditions contained in provincial legislation.  Leases, licenses and permits may be continued indefinitely by producing under the lease, license or permit.  Some of the oil and natural gas located in these provinces is privately owned and rights to explore for and produce oil and natural gas are granted by the mineral owners on negotiated terms and conditions.

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  The price depends in part on oil quality, prices of competing fuels, distance to market and the value of refined products.  Oil exports may be made under export contracts having terms not exceeding one year in the case of oil other than heavy oil, and not exceeding two years in the case of heavy oil, so long as an order approving any such export has been obtained from the National Energy Board.  Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the National Energy Board and the issue of a license requires the approval of the Canadian federal government.  The term of the license may not exceed 25 years.

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers.  Natural gas exported from Canada is subject to regulation by the

Government of Canada through the National Energy Board.  Producers and exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet criteria prescribed by the National Energy Board.  Natural gas exports for a term of two years or less, or for 2 to 20 years in quantities not more than 1.1 million cubic feet per day may be made under a National Energy Board order, or, in the case of exports for a longer duration or larger volumes, under a National Energy Board license and Canadian federal government approval.

The provincial governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere.  They do so based on such factors as reserve availability, transportation arrangements and market considerations.

In addition to federal regulations, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than government lands are determined by negotiations between the mineral owner and the lessee.  Royalties on government land are determined by government regulation and are generally calculated as a percentage of the value of gross production, and the rate of royalties payable generally depends upon prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs that have included royalty rate deduction and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the government by virtue of the ARTC program.  The ARTC program is based on a price sensitive formula, and ranges between 75%, for prices for oil at or below $100 per cubic meter ($15.90 per barrel), to 25%, for prices above $210 per cubic meter ($33.39 per barrel). In general, the ARTC rate is applied to a maximum of $2,000,000 of government royalties payable for each producer or associated group of producers. Government royalties on production from producing properties acquired from companies claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty and reductions for specific wells reduce the amount of royalties Baytex pays to the government.

The North American Free Trade Agreement among the governments of Canada, the United States and Mexico became effective on January 1, 1994.  NAFTA carries forward most of the material energy terms that are contained in the Canada-US Free Trade Agreement.  Subject to the General Agreement on Tariffs and Trade, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, so long as any export restrictions do not:

•                                          reduce the proportion of energy resources exported relative to total supply (based upon the proportion prevailing in the most recent 36 month period or another representative period agreed upon by the parties);

•                                          impose an export price higher than the domestic price (subject to an exception that applies to some measures that only restrict the value of exports); or

•                                          disrupt normal channels of supply.

All three countries are prohibited from imposing minimum or maximum export or import price requirements, with some limited exceptions.

Environmental

The oil and natural gas industry is governed by environmental regulation under Canadian federal and provincial laws, rules and regulations, which restrict and prohibit the release or emission and regulate the storage and transportation of various substances produced or utilized in association with oil and gas industry operations.  In addition, applicable environmental laws require that well and facility sites be abandoned and reclaimed, to the satisfaction of provincial authorities, in order to prevent pollution from former operations.  Also, environmental laws may impose upon “responsible persons” remediation obligations on property designated as a contaminated site.  Responsible persons include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any present or past owner, tenant or other person in possession of the site.  A breach of environmental laws may result in the imposition of fines and penalties, in addition to the costs of abandonment and reclamation.

All applicable environmental laws are consolidated in the Environmental Protection and Enhancement Act.  Under this Act, environmental standards and requirements that apply to compliance, cleanup and reporting are stricter.  Also, the range of enforcement actions available and the severity of penalties have been significantly increased.  These changes will have an incremental increase in the cost of conducting oil and natural gas operations in Alberta.

Baytex has established guidelines and management systems to ensure compliance with environmental laws, rules and regulations.  Baytex has designated a compliance officer whose responsibility is to monitor regulatory requirements and their impact on Baytex and to implement appropriate compliance procedures.  Baytex also employs an environmental manager whose responsibilities include causing Baytex’s operations to be carried out in accordance with applicable environmental guidelines and implementing adequate safety precautions.  The existence of these positions cannot, however, guarantee total compliance with environmental laws, rules and regulations.

RISK FACTORS

An investment in Baytex may be considered speculative due to the nature of the Company’s involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and its current stage of development.  Oil and gas operations involve many risks that even a combination of experience and knowledge and careful evaluation may not be able to overcome.  There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Company.

The oil and natural gas industry is intensely competitive.  Competition is particularly intense in the acquisition of prospective oil and natural gas properties and oil and gas reserves.  Baytex’s competitive position depends on its geological, geophysical and engineering expertise, its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Baytex competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources.  Many such companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also carry on refining operations and market-refined products.  Baytex also competes with major and independent oil and natural gas companies and other industries supplying energy and fuel in the marketing and sale of oil and natural gas to transporters, distributors and end users, including industrial, commercial and individual consumers.  Baytex also competes with other oil and natural gas companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells.  Such equipment may be in short supply from time to time.  Finally, companies not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment.  Such companies will also provide competition for Baytex.

The marketability of oil and natural gas acquired or discovered is affected by numerous factors beyond the control of Baytex.  These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.  Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time.  See “Industry Conditions”.  Baytex’s oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.  Although the Company believes that it is in material compliance with current applicable environmental regulations, changes to such regulations may have a material adverse effect on the Company. See “Industry Conditions - Environmental Regulation”.

In December 2002, the Government of Canada ratified the Kyoto Protocol.  This protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012.  The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol.  If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and gas industry.  As details of the implementation of this Protocol have yet to be announced, the effect on Baytex cannot be determined at this time.

Both oil and natural gas prices are unstable and are subject to fluctuation.  Any material decline in prices could result in a reduction of Baytex’s net production revenue and overall value and could result in ceiling test writedowns.  The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Baytex’s reserves.  Baytex might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in Baytex’s net production revenue causing a reduction in its oil and gas acquisition and development activities.  In addition, bank borrowings available to the Company are in part determined by the borrowing base of the Company.  A substantial material decline in prices from historical average prices could further reduce the Company’s borrowing base, therefore reducing the bank credit available to the Company and possibly require that a portion of the Company’s bank debt be repaid.

The Company uses the full cost method of accounting for oil and natural gas properties.  Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.  To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Company’s proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

From time to time the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

From time to time the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Company will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable.  Although Baytex maintains liability insurance in an amount, which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Baytex could incur significant costs that could have a materially adverse effect upon its financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.  To the extent Baytex is not the operator of its oil and gas properties, Baytex will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Baytex which could result in a reduction of the revenue received by Baytex.

There are numerous uncertainties inherent in estimating quantities of reserve and cash flows to be derived therefrom, including many factors that are beyond the control of the Company.  The reserve and cash flow information set forth in this Annual Information Form represent estimates only.  The reserves and estimated future net cash flow from the Company’s properties have been independently evaluated effective December 31, 2002 by Outtrim.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company.  Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material.  The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years.  The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time the Company may enter into transactions to acquire assets or the shares of other companies.  These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards.  Depending on future exploration and development plans, the Company may require additional financing that may not be available or, if available, may not be available on favourable terms.

Certain directors of Baytex are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.  Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Baytex’s success depends in large measure on certain key personnel including Messrs. Dale O. Shwed and Raymond T. Chan.  The loss of the services of such key personnel could have a material adverse effect on Baytex.  Baytex does not have key person insurance in effect for management.  The contributions of these individuals to the immediate operations of the Company are likely to be of central importance.  In addition, competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Baytex will be able to continue to attract and retain all personnel necessary for the development and operation of its business.  Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.

ADDITIONAL INFORMATION

Additional information, including information as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, is contained in the Management Proxy Circular of the Company dated April 12, 2002 provided for the annual meeting of the shareholders of the Company held on May 28, 2002.  Additional financial information is also provided in the Company’s audited consolidated financial statements for the year ended December 31, 2002, together with the report of the auditors thereon, which are attached as Schedule A.

Upon request the Company will provide to any person:

1.                                       One copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;

2.                                       One copy of any of the Company’s interim financial statements subsequent to the Company’s consolidated financial statements year for the ended December 31, 2002 which are attached as Schedule A;

3.                                       One copy of the Company’s Management Proxy Circular provided for the annual meeting of the shareholders of the Company held on May 28, 2002; and

4.                                       When the Company’s securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the Company’s securities, also upon request to the Company, one copy of any other document that is incorporated by reference in the preliminary or final short form prospectus, as the case may be.

Copies of these documents may be obtained in some cases upon payment of a reasonable charge upon request to:

Baytex Energy Ltd.

Suite 2200, 205 - 5th Avenue SW

Calgary, Alberta

T2P 2V7

Phone:    (403) 269-4282

Fax:         (403) 205-3845

Schedule A

Management’s Report

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Baytex Energy Ltd.  Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information.  Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte & Touche LLP, were appointed by the Company’s shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements.  Their examination included a review and evaluation of Baytex’s internal control systems and included such test and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves.   The Audit Committee meets regularly with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.  The Audit Committee also considers the independence of the external auditors and reviews their fees.  The external auditors have access to the Audit Committee without the presence of management.

(signed)	/s/ Dale O. Shwed	(signed)	/s/ Raymond T. Chan, CA
	President and		Senior Vice President and
	Chief Executive Officer		Chief Financial Officer

March 3, 2003

Deloitte & Touche LLP

3000, 700 Second Street SW

Calgary, AB  Canada  T2P 0S7

Telephone   +1 403-267-1700

Facsimile     +1 403-264-2871

Independent Auditors’ Report

To the Shareholders of Baytex Energy Ltd.

We have audited the consolidated balance sheets of Baytex Energy Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and of cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 3, 2003, we reported separately to the board of directors and shareholders of Baytex Energy Ltd. on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which included Note 17, United States Accounting Principles and Reporting and Note 18, Condensed Consolidating Financial Information.

	(signed)	/s/ Deloitte & Touche LLP
Calgary, Alberta		Chartered Accountants
March 3, 2003

Baytex Energy Ltd.

Consolidated Balance Sheets

As at December 31, 2002 and 2001

(thousands)

	2002	2001
		(restated – see notes 2 & 4)
Assets
Current assets
Cash	$4,098	$—
Accounts receivable	52,667	44,300
Properties held for sale	—	46,895
	56,765	91,195

Deferred charges and other assets	8,679	8,674
Petroleum and natural gas properties (note 3)	932,316	867,177
	$997,760	$967,046

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$92,563	$64,334
Bank loan (note 4)	—	73,820
Current portion of long-term debt (note 5)	—	2,000
	92,563	140,154

Long-term debt (note 5)	326,977	330,102
Deferred credits (note 6)	12,181	18,694
Provision for future site restoration costs	21,950	20,541
Future income taxes (note 9)	184,402	146,446
	638,073	655,937

Shareholders’ Equity
Share capital (note 7)	398,176	394,734
Deficit	(38,489)	(83,625)
	359,687	311,109
	$997,760	$967,046

On behalf of the Board

(signed)	(signed)
/s/ John A. Brussa

/s/ W. A. Blake Cassidy
Director

Director

See accompanying notes to the consolidated financial statements.

Baytex Energy Ltd.

Consolidated Statements of Operations and Deficit

Years Ended December 31, 2002 and 2001

(thousands, except per share data)

	2002	2001
		(restated – see note 2)
Revenue
Petroleum and natural gas sales	$365,860	$329,700
Royalties	(58,922)	(57,805)
	306,938	271,895
Expenses
Operating	75,228	83,439
General and administrative	6,743	5,262
Interest (note 5)	25,217	32,942
Foreign exchange (gain) loss (note 2)	(2,691)	16,262
Depletion and depreciation (note 3)	106,834	367,384
Site restoration costs	2,799	3,912
	214,130	509,201

Income (loss) before income taxes	92,808	(237,306)

Income taxes (recovery) (note 9)
Current	9,716	7,128
Future	37,956	(107,327)
	47,672	(100,199)

Net income (loss)	45,136	(137,107)

Retained earnings (deficit), beginning of year, as previously reported	(75,954)	52,555

Accounting policy change (note 2)	(7,671)	927

Retained earnings (deficit), beginning of year, as restated	(83,625)	53,482

Deficit, end of year	$(38,489)	$(83,625)

Net income (loss) per common share (note 8)
Basic	$0.86	$(2.77)
Diluted	$0.85	$(2.77)

See accompanying notes to the consolidated financial statements.

Baytex Energy Ltd.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002 and 2001

(thousands, except per share data)

	2002	2001
		(restated – see note 2)
Cash provided by (used in):

Operating activities
Net income (loss)	$45,136	$(137,107)
Items not affecting cash:
Site restoration costs	2,799	3,912
Amortization of deferred charges	1,052	946
Foreign exchange (gain) loss	(2,691)	16,262
Depletion and depreciation	106,834	367,384
Future income taxes (recovery)	37,956	(107,327)
Cash flow from operations	191,086	144,070
Change in non-cash working capital (note 10)	1,272	5,682
Increase in deferred charges	(1,057)	—
Increase (decrease) in deferred credits (note 6)	(18,694)	18,694
	172,607	168,446

Financing activities
Issue of senior subordinated term notes	—	227,895
Decrease in bank loan and other debt	(76,254)	(88,474)
Increase in deferred charges	—	(9,037)
Increase in deferred credits (note 6)	12,181	—
Repurchase of common shares (note 7)	(55)	(860)
Issue of common shares	3,497	1,444
	(60,631)	130,968

Investing activities
Corporate acquisitions (note 14)	—	(249,152)
Items not affecting cash
Shares issued on acquisition	—	68,104
Assumption of long-term debt	—	36,356
Assumption of working capital	—	(2,734)
	—	(147,426)

Petroleum and natural gas property expenditures	(182,048)	(189,283)
Disposal of petroleum and natural gas properties	55,580	62,582
Properties held for sale	(46,895)	46,895
Change in non-cash working capital (note 10)	65,485	(72,182)
	(107,878)	(299,414)

Change in cash during the year	4,098	—
Cash, beginning of year	—	—

Cash, end of year	$4,098	$—

Cash flow from operations per common share (note 8)
Basic	$3.65	$2.91
Diluted	$3.59	$2.87

See accompanying notes to the consolidated financial statements.

Baytex Energy Ltd.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2002

(all tabular amounts in thousands, except per share amounts)

1. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and partnership from the respective dates of acquisition of the subsidiary companies.  Inter-company transactions and balances are eliminated upon consolidation.

Measurement Uncertainty

Amounts recorded for depreciation and depletion and amounts used for ceiling test calculations are based on estimates of petroleum and natural gas reserves and future costs required to develop those reserves.  The Company’s reserve estimates are reviewed annually by an independent engineering firm.  By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Cash and Cash Equivalents

Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have a maturity date of not more that 90 days.

Petroleum and natural gas operations

The Company follows the full cost method of accounting for its petroleum and natural gas operations whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre and charged against income, as set out below.  Such costs include land acquisition, drilling of productive and non-productive wells, geological and geophysical, production facilities, carrying costs directly related to unproved properties and corporate expenses directly related to acquisition, exploration and development activities and do not include any costs related to production or general overhead expenses.  These costs along with estimated future costs that are based on current costs and that are incurred in developing proved reserves, are depleted and depreciated on a unit of production basis using estimated gross proved petroleum and natural gas reserves.  For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil.  Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.  Unproved properties are evaluated for impairment on an annual basis.

Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20 percent or more in the depletion rate.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the “ceiling test”).  Under this test, an estimate is made of the ultimate recoverable amount from future net revenues using proved reserves and period end prices, plus the net costs of major development projects and unproved properties, less future removal and site restoration costs, overhead, financing costs and income taxes.  If the net carrying costs exceed the ultimate recoverable amount, additional depletion and depreciation is provided.

Provision for future site restoration costs

Estimates are made of the future site restoration costs relating to the Company’s petroleum and natural gas properties at the end of their economic life, based on year end values, in accordance with current legislative requirements and industry practice.  Annual charges are provided for on a unit of production method.  Actual expenditures incurred are applied against the provision for future site restoration costs.

Joint interests

A portion of the Company’s exploration, development and production activities is conducted jointly with others.  These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Foreign currency translation

Foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Effective January 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) amended accounting standard with respect to accounting for foreign currency translation.  As a result of the amendments, all exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income.

Revenue and expenses are translated at the monthly average rate of exchange.  Translation gains and losses are included in net income.

Deferred charges

Financing costs related to the issuance of the senior secured term notes and the senior subordinated term notes have been deferred and are amortized over the term of the respective notes on a straight-line basis.

Financial instruments

The Company formally documents its risk management objectives and strategies, including the permitted use of derivative financial instruments.  The Company utilizes derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production.  The Company does not use derivative financial instruments for trading purposes.  Costs and gains on derivative contracts are recognized in income in the same period that the transactions are settled.  The fair values of derivative instruments are not recorded in the balance sheet.

Gains and losses related to derivative financial instruments that have been closed prior to the settlement dates are deferred and recognized in the statement of operations over the original settlement period.

Future Income taxes

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes.  Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares.  Under the terms of the flow-through share agreements, the tax attributes of the related expenditure are renounced to the subscribers.  Accordingly, the carrying value of the expenditures incurred and the shares issued are recorded net of tax benefits renounced to the subscribers. The Company records the gross carrying value of the expenditures and records a future tax liability for the tax benefits renounced to subscribers.

Stock-Based Compensation

The Company’s stock-based compensation plans are described in note 7.  The Company accounts for employee stock options based on intrinsic values.  No compensation expense is recognized when stock options are issued.  The consideration paid on the exercise of stock options is credited to share capital.  Benefits paid under the stock appreciation rights plan are charged to net income.

Per Share Amounts

Basic net income per share and basic cash flow from operations per share are computed by dividing net income and cash flow from operations by the weighted average number of common shares outstanding during the year.  Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised.  The treasury stock method is used to determine the dilutive effect of stock options and warrants, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

2.             Changes in Accounting Policy

Foreign Currency

Effective January 1, 2002, the Company retroactively adopted the CICA amended accounting standard with respect to accounting for foreign currency translation.  As a result of the amendments, all exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income.  Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item.  The impact of the amended standard on the year ended December 31, 2002 was to increase net income by $1.8 million (2001 - decrease of $8.6 million).  The effect of this change on the December 31, 2001 Consolidated Balance Sheet is an elimination of the unrealized foreign exchange loss of $13.7 million, a decrease in future income taxes of $6.0 million, and an increase in the deficit of $7.7 million.

Stock-based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to stock-based compensation.  In accordance with the new standard, the Company has elected to continue its policy of accounting for employee stock options based on intrinsic values and will disclose the pro forma results of using the fair value based method.  The new recommendations apply to options granted after December 31, 2001.

3.             Petroleum and Natural Gas Properties

	As at December 31,
	2002	2001
Petroleum and natural gas properties	$1,989,246	$1,817,273
Accumulated depletion and depreciation	(1,056,930)	(950,096)
	$932,316	$867,177

During 2002, $6.7 million (2001 - $5.3 million) of corporate expenses relating to exploration and development activities were capitalized.  In calculating the depletion and depreciation provision for 2002, $80.3 million (2001 - $85.3 million) of costs relating to undeveloped properties and materials and supplies of $5.5 million (2001- $7.1 million) were excluded from costs subject to depletion and depreciation.

As a result of the ceiling test performed at December 31, 2001, the Company recorded additional depletion and depreciation on its petroleum and natural gas properties of $234.5 million ($131.3 million net of income tax).

At December 31, 2002, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $26.2 million (2001 - $30.0 million).

4.             Bank Loan

	As at December 31,
	2002	2001
Bank loan	$—	$73,820

The bank loan facilities consist of an operating loan and a 364-day revolving loan, which are provided by a syndicate of chartered banks.  The facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates plus applicable margins or LIBOR rates plus applicable margins.  The facilities are subject to periodic review and are secured by a charge over all of the Company’s assets.  The security is shared pari passu with the senior secured term notes.  At December 31, 2002, the facilities are limited to total commitment under the facilities of $77 million and a $165 million borrowing base of total senior funded debt, which is defined to include the senior secured term notes.

Effective January 1, 2002, the Company has classified borrowing under its bank facilities as a current liability as required by new CICA guidance.  The bank loan at December 31, 2001 has been restated to conform to the current presentation.

5.             Long-Term Debt

	As at December 31,
	2002	2001
Senior secured term notes (US$57 million)	$90,037	$90,778
Senior subordinated term notes (US$150 million)	236,940	238,890
Other long-term debt	—	2,434
	326,977	332,102
Less: current portion	—	2,000
	$326,977	$330,102

Senior secured term notes

On November 13, 1998, the Company issued US$57 million of senior secured term notes, bearing interest at 7.23 percent payable quarterly with principal repayable on November 13, 2004.  These notes are governed by financial and other corporate covenants and are secured by a charge over all of the Company’s assets, which security is shared pari passu with the bank loan facilities.  During 2002, the Company terminated an outstanding interest rate swap agreement associated with these notes.  The gain from the settlement of this contract has been deferred and is being amortized as a reduction of interest expense over the original term of the agreement (note 6).

Senior subordinated term notes

On February 12, 2001, the Company issued US$150 million of senior subordinated term notes bearing interest at 10.5 percent payable semi-annually with principal repayable on February 15, 2011.  These notes are unsecured and are subordinate to the Company’s bank facilities and senior secured term notes.  During 2002, the Company terminated outstanding interest rate swap agreements associated with these notes.  The gain from the settlement of these contracts has been deferred and is being amortized as a reduction of interest expense over the original term of the agreements (note 6).

Interest Expense

The Company has incurred interest expense on its outstanding debt as follows:

	2002	2001

Bank loan	$760	$4,620
Amortization of deferred charges	1,052	946
Long-term debt	23,405	27,376
Total interest	$25,217	$32,942

6.             Deferred Credits

	As at December 31,
	2002	2001

Deferred interest swap settlement (note 5)	$12,181	$—
Deferred commodity contract gain	—	18,694
	$12,181	$18,694

In August 2002, the Company terminated all outstanding interest rate swap agreements for total proceeds of $14.1 million.  This amount has been deferred and is being amortized as a reduction of interest expense over the original terms of the agreements.

During 2001, the Company renegotiated certain derivative contracts related to 2002 commodity prices and received a net payment of $18.7 million.  This amount was recognized in income during 2002.

7.             Share Capital

Authorized

The Company has an unlimited number of common shares in its authorized share capital.

Issued

	2002		2001
	# Shares	Amount	# Shares	Amount
Balance, beginning of year	52,008	$394,734	45,797	$326,767
Shares issued for corporate acquisitions (note 14)	—	—	6,119	68,104
Stock options exercised	820	3,497	314	1,444
Normal course issuer bid	(9)	(55)	(222)	(860)
Future tax related to flow-through shares	—	—	—	(721)
Balance, end of year	52,819	$398,176	52,008	$394,734

Stock options and stock appreciation rights

The Company grants stock options to its employees and directors at the market price of the common shares at the time of the grant.  The options vest over three years and have a term of four years.  At December 31, 2002, 3.7 million common shares (2001 - 4.6 million common shares) of the Company are reserved under the stock option plan for issuance.  Of the 5.1 million options outstanding as of December 31, 2002, 1.4 million options are subject to shareholder ratification.

	# Options	Price Range	Weighted Average Exercise Price
Outstanding December 31, 2000	4,042	$ 3.30 to $ 15.50	$8.26
Granted	2,478	$ 3.51 to $ 13.30	$6.17
Exercised	(314)	$ 3.30 to $ 12.25	$4.84
Cancelled	(1,738)	$ 3.80 to $ 15.50	$11.25
Outstanding December 31, 2001	4,468	$ 3.30 to $ 10.75	$6.19
Granted	1,682	$ 4.40 to $ 7.97	$7.61
Exercised	(820)	$ 3.30 to $ 6.10	$4.27
Cancelled	(204)	$ 4.72 to $ 7.67	$5.78
Outstanding December 31, 2002	5,126	$ 3.51 to $ 10.75	$6.98

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Number Outstanding at December 31, 2002	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
		(years)
$ 3.51 to $ 5.00	2,029	2.2	$4.52	901	$4.27
$ 5.01 to $ 7.00	315	2.8	$6.61	77	$6.35
$ 7.01 to $ 9.00	1,712	3.4	$7.87	214	$8.76
$ 9.01 to $ 10.75	1,070	1.8	$10.32	713	$10.32
Total	5,126	2.5	$6.98	1,905	$7.12

The Company accounts for its stock options using intrinsic values.  On this basis, compensation costs are not required to be recognized in the financial statements for stock options granted at market value.  Had compensation costs for the Company’s stock option plan been determined based on the fair-value method at the dates of grants under the plan after January 1, 2002, the Company’s pro-forma net income for the year ended December 31, 2002 would have been reduced by $0.6 million and net income per share would be $0.85.  The weighted average fair market value of options granted in 2002 was $3.65 per option.  The fair value of the stock options granted is estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions: risk free interest rate of 4%; expected life of 4 years; and expected volatility of 57%.

The Company had granted stock appreciation rights (“Rights”) to certain employees.  Holders of the Rights were entitled to receive incentive payments based on the difference between market price of the Company’s common shares and exercise price of the Rights.  The exercise price of the Rights was determined based on the market price of the Company’s common shares at the time the Rights were granted.  The Rights vested over three years and had a term of four years.  During 2002, all 202,334 remaining Rights (2001 - 6,666) were exercised.  The related compensation expense has been included in general and administrative expenses.

Normal course issuer bid

During the year ended December 31, 2002, the Company acquired 9,200 (2001 - 222,400) of its common shares through a normal course issuer bid program at an average cost of $6.03 per share (2001 - $3.87 per share).  The shares purchased under the normal course issuer bid were cancelled.  In January 2003, the Company renewed the normal course issuer bid to purchase up to 5.2 million common shares of the Company during the 12-month period beginning January 7, 2003 and ending January 5, 2004.

Flow-through shares

In accordance with the terms of flow-through share offerings entered into by the Company and one of its subsidiaries, and pursuant to certain provisions of the Income Tax Act (Canada), the Company and its subsidiary fulfilled their commitment to renounce for income tax purposes, exploration expenditures of $1.6 million in 2001 to the subscribers of the flow-through shares.

8.         Net Income and Cash Flow from Operations per Share

The Company applies the treasury stock method to assess the dilutive effect of outstanding stock options on net income and cash flow from operations per share.  The number of shares used in the calculation of diluted net income and cash flow from operations per share is determined as follows:

	2002	2001
Weighted average number of shares outstanding, basic	52,298	49,503
Dilutive effect of stock options	939	701
Weighted average number of shares outstanding, diluted	53,237	50,204

The diluted net income and cash flow from operations per share discussed above did not include 2.8 million (2001- 1.3 million) of stock options because the respective exercise prices exceeded the average market price of the common shares during the year.

9.         Income Taxes

The provision for income taxes has been computed as follows:

	2002	2001
Income (loss) before income taxes	$92,808	$(237,306)
Expected income taxes (recovery) at the statutory rate of 43.9% (2001 - 44.0%)	$40,743	$(104,415)
Increase (decrease) in taxes resulting from:
Crown royalties	21,153	19,870
Resource allowance	(26,308)	(22,560)
Alberta royalty tax credit	(219)	(224)
Rate change	(138)	183
Other	2,725	(181)
Large Corporation Tax and provincial capital tax	9,716	7,128
Provision for income taxes	$47,672	$(100,199)

The components of future income taxes are as follows:

	As at December 31,
	2002	2001
Future income tax liabilities:
Capital assets	$202,429	$173,430
Future income tax assets:
Abandonment costs	(9,638)	(9,038)
Attributed Canadian Royalty Income	(4,475)	(5,263)
Share issue costs	(2,833)	(4,398)
Loss carry-forward	(323)	(7,528)
Other	(758)	(757)
Future income taxes	$184,402	$146,446

10.          Cash Flow Information

Increase (Decrease) in Non-Cash Working Capital Items

	2002	2001
Current assets	$38,528	$(23,440)
Current liabilities	28,229	(43,060)
	$66,757	$(66,500)

	2002	2001
Changes in non cash working capital related to:
Operating activities	$1,272	$5,682
Investing activities	65,485	(72,182)
	$66,757	$(66,500)

During the year the Company made the following cash outlays in respect of interest expense and current income taxes.

	2002	2001
Interest	$25,482	$22,889
Current income taxes (refund)	$(3,298)	$15,459

11.          Financial Instruments

The Company’s financial instruments recognized in the balance sheet consist of accounts receivable, current liabilities and long-term borrowings.  The estimated fair values of financial instruments have been determined based on the Company’s assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The fair values of financial instruments other than long-term borrowings approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31, 2002 and 2001, the reported values of the Company’s senior secured term notes, bank loan and other long-term debt approximate their fair values.  At December 31, 2002, the trading value of the Company’s senior subordinated term notes was 105% in relation to par (2001- 95%).

12.          Derivative Contracts

The nature of the Company’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates.  The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks.  The Company is exposed to credit-related losses in the event of non-performance by counter-parties to these contracts.  In 2002, petroleum and natural gas sales were reduced by $8.3 million (2001 - $9.5 million) due to derivative contracts.

At December 31, 2002, the Company had derivative contracts for the following:

	Period	Volume	Price	Index
Oil
Price collar	Calendar 2003	2,500 bbl/d	US$20.00 – $26.05	WTI
Price collar	Calendar 2003	5,000 bbl/d	US$20.00 – $26.60	WTI
Price collar	Calendar 2003	2,500 bbl/d	US$20.00 – $27.00	WTI

The fair value of the oil derivative contracts at December 31, 2002 is an unrecognized liability of $12.3 million.

	Period	Amount	Exchange Rate	Unrecognized loss at December 31, 2002
Foreign currency swap	January 1998 to December 2005	US$315,000 per month	CAD/USD $1.4228	$2,008

13.          Commitments

In October 2002, the Company entered into a long-term crude oil supply contract with a third party that requires the delivery of 20,000 barrels per day of Lloydminster Blend crude oil at a price fixed at 71% of NYMEX WTI oil price.  The contract is for an initial term of five years commencing January 1, 2003.  The volumes contracted under this contract will increase from 9,000 barrels per day in January 2003 to 20,000 barrels per day in October 2003 and thereafter.

For the period November 1, 2002 to October 31, 2003, the Company has entered into natural gas sales contracts with third parties for 15,000 GJ per day for fixed prices averaging $5.35/GJ and 10,000 GJ per day of collar contracts with prices between $4.20/GJ and $7.22/GJ.

14.          Corporate Acquisitions

Effective May 1, 2001, the Company acquired all of the issued and outstanding shares of OGY Petroleums Ltd. (“OGY”), a public company involved in the exploration, development and production of oil and natural gas in Western Canada.  The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration

Cash	$50,683
Transaction costs	3,100
53,783
Issue of 1,169,481 common shares	14,057
$67,840

Net Assets Acquired

Petroleum and natural gas properties	$116,607
Future income taxes	(36,127)
Future site restoration costs	(1,844)
78,636
Working capital deficiency	(4,809)
Long-term debt	(5,987)
$67,840

Effective June 1, 2001, the Company acquired all of the issued and outstanding shares of Triumph Energy Corporation (“Triumph”), a public company involved in the exploration, development and production of oil and natural gas in Western Canada.  The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration

Cash	$82,337
Transaction costs	11,306
93,643
Issue of 4,949,245 common shares	54,047
$147,690

Net Assets Acquired

Petroleum and natural gas properties	$248,480
Future income taxes	(77,751)
Future site restoration costs	(213)
170,516
Working capital	7,543
Long-term debt	(30,369)
$147,690

15.          Subsequent Event

On March 3, 2003, the Company signed an agreement to sell certain crude oil and natural gas assets for total cash consideration of $133.3 million.  The sale is subject to certain conditions and is scheduled to close by the end of March 2003.  Upon closing of this transaction, the Company intends to use the proceeds for debt reduction and general corporate purposes.

16.          Comparative Figures

Certain comparative figures have been reclassified to conform to the current years’ presentation.

17.                               Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in some respects from GAAP in the United States.  The significant differences in GAAP, as applicable to these consolidated financial statements and notes, are described in the Company’s Form 40-F, which is filed with the United States Securities and Exchange Commission.